Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED SEPTEMBER 30, 2008

Results of operations – management discussion

Three months ended September 30, 2008 versus three months ended September 30, 2007

The Company effected a two-for-one stock split paid November 14, 2007. All share and per share amounts disclosed below and in the attached Financial Statements give effect to this stock split retroactively.

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $158.8 million during the quarter ended September 30, 2008 compared to $122.5 million during the quarter ended September 30, 2007, an increase of $36.3 million or 29.6%. The increase was mainly due to higher rates achieved in this year’s third quarter as the average number of vessels and days available for trading were almost the same for the two periods. The average number of vessels during the third quarter 2008 was 44.0 compared to 43.6 in the third quarter 2007. Since the previous year’s period, the Company took delivery of the panamaxes Selecao and Socrates, and sold the aframaxes Athens 2004 and Olympia.

The main reason for the increase in revenue was clearly the exceptionally strong crude transportation market. Revenue earned per vessel on average within the third quarter was significantly higher for the Suezmax and Aframax tankers than in the previous year’s third quarter. VLCCs, Panamax and Handysize tankers achieved similar strong rates while Handymax revenue per vessel was slightly down. Most of the product carriers were on time-charter with profit-share and the relatively soft product market did not allow significant additional revenues under the profit-share arrangements.

The overall average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or, TCE, see definition below) was $33,732 per day compared to $26,467 for the previous year’s third quarter. The number of days utilized in profit-share arrangements totaled 2,110 compared to 1,921 in the third quarter, 2007. The number of days employed on spot and contract of affreightment voyages fell to 720 days from 917 days, while those days on pure time-charter without profit share increased by 27 days. Taken together with the continued move towards profit sharing, this indicates a further shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

The various tanker categories achieved the following average TCE rates, after deducting voyage expenses, during the third quarter (last year’s third quarter averages in parentheses):- VLCCs earned an average $30,819 ($28,754), Suezmaxes $56,168 ($33,782), Aframaxes $41,613 ($26,502), Panamaxes $23,320 ($23,677), Handymax product carriers $21,166 ($20,201) and Handysize product carriers $19,577 ($19,803). The LNG carrier, during the third quarter of 2008 took a lengthy repositioning voyage earning no revenue, but incurring heavy voyage expenses, while in the third quarter of 2007 the vessel achieved a TCE of $50,470 per day. (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters.)

For two VLCCs, three panamaxes and two handysize product carriers, the profit-shared revenue is determined at the end of six month periods. Only the assured determinable rates are accounted for until profit-share determination is performed, otherwise the minimum rate is taken into account. In the third quarter 2008, only one panamax had its profit for the previous six months determined, boosting its revenue by $2.3 million above minimum. Rates for all the remaining six vessels were accounted for at minimum.

Total productivity achieved by the fleet in the third quarter 2008 was 96.2% compared to 96.7% for the third quarter of 2007. The days lost in the third quarter of 2008 related to the dry-docking of Victory III, Hesnes, Parthenon and Maya. In the third quarter of 2007, lost days related to dry-dockings of La Madrina, Silia T and Cape Baker.

Commissions

Commissions amounted to $6.0 million, or 3.8% of revenue from vessels, during the quarter ended September 30, 2008, compared to $4.4 million, 3.6% of revenue from vessels, for the quarter ended September 30, 2007. The overall increase in commissions was mainly due to the significant increase in revenue.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters these costs are borne by the charterer. Voyage expenses were $28.4 million during the quarter ended September 30, 2008, compared to $20.9 million during the prior year’s third quarter, a 35.8% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, most of the change between quarters can be explained by the cost of bunker (fuel), which in the third quarter of 2008 accounted for 73% of total voyage expenses, and increased during the intervening period in line with the significant rise in the price of oil by 75%. The impact of fuel price increases was partially offset by the 21.5% reduction of the number of days vessels were employed on spot and contract of affreightment voyages.

Charter hire expense

Charter hire expense relates to two vessels on lease-back, Cape Baker and Cape Balboa. In the third quarter 2008, charter hire expense was $4.2 million whereas in the third quarter 2007 charter hire expense was $3.3 million or $0.9 million less, due to off-hire for dry-docking on Cape Baker.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which are chartered-in

(Cape Baker and Cape Balboa). Total operating costs were $34.9 million during the quarter ended September 30, 2008 compared to $28.1 million during the quarter ended September 30, 2007, an increase of 24.5%, mainly due to increased crew costs and a weakened dollar.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses, increased to $9,243 for the quarter ended September 30, 2008 from $7,507 for the quarter ended September 30, 2007, a 23% increase. Half of this increase is due to higher crew costs due to large pay increases, a reflection of the growing shortage of skilled seafarers, but also due to further weakening of the dollar against the Euro (by over 9.4% between the two quarters), most of our vessel officers being paid in Euro. Repair costs also increased for vessels in dry-dock as advantage was taken of the dry-docking to also perform routine repairs which were expensed immediately. These costs include labor and parts which are also impacted by the declining US dollar. In the latter part of the third quarter the US dollar started to appreciate against the Euro and this contributed to a 7% decline in daily operating expenses per vessel compared to the previous three months of 2008.

Depreciation

Depreciation was $21.3 million during both quarters ended September 30, 2008 and 2007. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Previously this was calculated at $180 per lightweight ton. Beginning on January 1, 2008, we have assumed, for the purpose of estimating the residual values of vessels, that the value of scrap steel is $300 per lightweight ton. We made this decision as steel prices and related scrap values increased substantially over the past ten years and reached historically high levels significantly in excess of $300 per lightweight ton, although more recently prices have fallen back below $300 due to the credit crisis. The impact of the increase in the scrap price used in the estimation of residual values was a reduction in depreciation expense between the third quarters 2007 and 2008 by approximately $1.1 million. This effect has been offset by the additions of Socrates, Selecao and Bosporos less the sale of Olympia, since the third quarter of 2007. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

The Company amortizes the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs incurred in connection with the operation of the vessels. During the quarter ended September 30, 2008, amortization of deferred dry-docking charges was $1.2 million, compared to $1.3 million during the quarter ended September 30, 2007. Despite the recent increase in the number of dry-dockings the amount of quarterly amortization has not increased significantly, firstly because one vessel has been sold since the third quarter last year on which there was still a balance of unamortized deferred charges which was included in the determination of gains on sale, and secondly because certain of the dry-dockings related to newer vessels which will not undergo a further dry-dock for another five years.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for chartered-in vessels and vessels on bare-boat charter, to $17,000. In addition, three owned vessels were totally managed in the third quarter of 2008 by third-party ship managers, while another six vessels had their crewing operations managed by a third-party ship manager.

Management fees totaled $3.0 million during the quarter ended September 30, 2008 compared to $2.6 million for the quarter ended September 30, 2007, an increase of 17.1%, due to the increase in number of vessels and in the monthly fee per vessel.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.1 million during the third quarter of 2008 and $0.5 million during the third quarter of 2007 mainly due to extra professional fees in the third quarter of 2008.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd. and third party ship managers, represents the overhead of the Company. On a per vessel basis, daily overhead costs, excluding the stock compensation expense (see below), were $998 for the third quarter of 2008 compared to $758 for the third quarter of 2007, the increase being due to the increase in monthly management fees. Together with the stock compensation expense, the daily overhead was $1,284 for the quarter compared to $1,167 in the third quarter, 2007, due the increase in management fees, offset by the decrease in the amortization of the stock compensation.

Stock compensation expense

In March 2007, 186,000 restricted share units (RSUs) were issued to directors and officers of the Company and to officers of the vessels. These RSUs are valued at the share price on the date of issuance. A further 394,000 were issued at the same date to the staff of the commercial and technical managers and will be finally valued at the share price on vesting, the value revised accordingly at each quarter-end for calculating amortization. 50% of the RSUs issued in March 2007 will vest on December 31, 2008 and the remaining 50% on December 31, 2010. The compensation expense of $1.2 million represents the combined amortization for the third quarter, compared to $1.6 million for the quarter ended September 30, 2007. The primary reason for the decrease relates to the fall in the share price on which the value of those RSUs held by non-employees is based.

Amortization of the deferred gain on the sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in 2003. The total gain of $15.8 million was deferred to be amortized over the five year minimum charter period. In March 2008, the Company decided to exercise its option to repurchase the vessels for $47.5 million each, given that the current market value of these vessels was then over $90 million each. In the third quarter 2008, the Company reversed the amortization gain credited to the income statement since March 2008 amounting to $1.0 million and this amount, together with the remaining unamortized amount of $1.0 million, was credited against the pre-acquisition cost of the vessels. The amortization of deferred gain amounted to $0.8 million for the third quarter of 2007. In the fourth quarter of 2008, both vessels were re-acquired by the Company.

Gain on sale of vessels

There were no sales of vessels in the third quarter of 2008. In the third quarter of 2007, the vessel Maria Tsakos was sold for $59.9 million leaving a gain on sale of $31.0 million.

Operating income

Income from vessel operations was $56.8 million during the third quarter 2008 compared to $71.1 million during the third quarter 2007, representing a 20.1% decrease or, net of capital gains, a 44.6% increase.

Interest and finance costs

Interest and finance costs were $17.2 million for the third quarter of 2008 compared to $23.6 million for the quarter ended September 30, 2007, an overall 27.0% decrease. Loan interest in the third quarter 2008 decreased by 40.7% to $13.1 million from $22.0 million in the third quarter of 2007. Total average bank loans were approximately $1,389 million for the third quarter of 2008 and $1,426 million for the third quarter of 2007. The average all-in loan finance cost in the third quarter of 2008, taking account of swap interest paid and received, was approximately 4.8%, compared to 5.6% in the previous year’s third quarter.

There was a non-cash negative net movement of $0.8 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2008, whereas in the third quarter of 2007 there was a negative net movement of $4.8 million.

Capitalized interest in the third quarter of 2008 was $0.9 million compared to $1.9 million in the previous year, the reduction being due to the smaller remaining new building program, eleven vessels having been delivered since the beginning of 2007 and only six vessels remaining under construction by September 30, 2008.

Amortization of loan expenses was $0.2 million in both the third quarter 2008 and 2007 and other loan charges were $0.1 million in both third quarters of 2008 and 2007.

Interest income

Total interest income derived from bank deposits was $2.1 million during the third quarter of 2008 and $2.5 million during the third quarter of 2007, although in the 2008 quarter the interest rate was lower, but deposits higher.

Net income

As a result of the foregoing, net income for the quarter ended September 30, 2008 was $41.0 million, or $1.08 per share, diluted, versus $50.0 million, or $1.31 per share, diluted, ($0.48 excluding capital gains) during the quarter ended September 30, 2007.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in tanker market conditions, our financial resources should be sufficient to meet our liquidity needs through January 1, 2010, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $205.1 million at September 30, 2008, compared to $109.9 million as at September 30, 2007. Non-restricted cash balances at September 30, 2008 were $368.3 million compared to $181.4 million at September 30, 2007, the 2008 balances being boosted by the sale of the debt-free Olympia in the first quarter and the high revenue flow of the nine months to September 30, 2008.

Net cash provided by operating activities was $74.2 million in the quarter ended September 30, 2008 compared to $42.9 million in the previous year’s third quarter, the increase being primarily due to the increase in revenue generated by operations.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $2.3 million expenditure during the third quarter 2008 relating mainly to the payment of the dry-docking of Victory III,, compared to $5.7 million expenditure incurred in the previous year’s third quarter, relating to the payments made for the dry-dockings of Silia T and La Prudencia.

Net cash used in investing activities was $17.7 million for the quarter ended September 30, 2008, compared to $20.5 million net cash provided by investing activities for the quarter ended September 30, 2007. Net funds paid for the acquisition and improvement of vessels in the third quarter of 2008 amounted to just $0.2 million, relating to upgrading of existing vessels, while in the equivalent period in 2007, $31.8 million was paid for the acquisition of Byzantion. In the third quarter of 2007 there were proceeds on the sale of a vessel amounting to $59.9 million.

Advances for vessels under construction or for repurchase amounted to $17.5 million in the third quarter of 2008, compared to $7.6 million in the third quarter of 2007. The total number of vessels on order as at September 30, 2008 was six compared to eight at September 30, 2007. The six vessels are to be delivered between October 2008 and January 2010 with a total contract value of $360.4 million of which $77.0 million had been paid by September 30, 2008. In addition, the two suezmaxes Cape Baker and Cape Balboa were scheduled to be repurchased in the fourth quarter for an agreed amount of $47.5 million each, on which 10% deposits had been paid by September 30, 2008.

Net cash provided by financing activities was $7.5 million in the quarter ended September 30, 2008, compared to net cash used in financing activities of $17.3 million during the quarter ending September 30, 2007. In the third quarter 2008, proceeds from debt amounted to $27.7 million in relation to the repurchase of Cape Baker (since renamed Decathlon) in October 2008, while in the third quarter 2007 proceeds from debt amounted to $21.7 million. There were loan repayments of $10.9 million in the third quarter of 2008 compared to $40.1 million in the third quarter of 2007.

Total debt outstanding increased from $1,393 million at the beginning of the third quarter 2008 to $1,409 million by the quarter end. The debt to capital ratio was 60.1% by September 30, 2008 (or 52.6% on a net of cash basis). During the third quarter of 2008, one interest rate swap was arranged, which met hedging criteria, to hedge the interest rate risk of an existing loan, and three non-hedging interest rate swaps reached maturity. Interest rate swap coverage plus other fixed rate coverage on outstanding loans was approximately 61%.

As part of the stock repurchase program, in the third quarter of 2008, 352,900 shares were bought and kept as treasury stock at a cost of $11.1 million, while in the third quarter of 2007, 20,800 shares were repurchased and cancelled, at a cost of $1.3 million.

A $0.90 dividend for the fiscal year 2008 was declared in September 2008 and was paid on October 30, 2008 amounting to $33.3 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.